UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                No    ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of YPF Sociedad Anónima Shareholder’s Meeting Call Notice.

YPF SOCIEDAD ANÓNIMA (CUIT N° 30-54668997-9)

CALL NOTICE

Shareholders are hereby call to a General Ordinary and Extraordinary Meeting to be held on April 30, 2021, at 11:00 a.m., in order to consider the following:

AGENDA:

1.	Remote holding of the Shareholders’ Meeting in accordance with the provisions of General Resolution No. 830/2020 of the National Securities Commission.

2.	Appointment of two Shareholders to sign the minutes of the Meeting.

3.

Consideration of the Annual Report, Informative Overview, Inventory, Balance Sheet, Statements of Comprehensive Income, Statement of Changes in Equity, Cash Flow Statements, Income Statement, Statement of Changes in Shareholders’ Equity and Statements of Cash Flow, individually and consolidated with its respective notes, and related documents, and the Report of the Supervisory Committee and Independent Auditor, corresponding to Fiscal Year No. 44, which began on January 1, 2020 and ended on December 31, 2020.

4.	Consideration of accumulated results as of December 31, 2020. Absorption of losses.

5.	Determination of remuneration for the Independent Auditor for the fiscal year ended as of December 31, 2020.

6.	Appointment of the Independent Auditor who will report on the annual financial statements as of December 31, 2021 and determination of its remuneration.

7.	Consideration of the performance of the Board of Directors and the Supervisory Committee during the fiscal year ended December 31, 2020.

8.

Consideration of the Remuneration of the Board of Directors ($184,131,951) for the fiscal year ended on December 31, 2020 which resulted in computable loss in accordance with the regulations of the National Securities Commission (Comisión Nacional de Valores).

9.	Remuneration of the Supervisory Committee for the fiscal year ended December 31, 2020.

10.	Determination of the number of regular and alternate members of the Supervisory Committee.

11.	Appointment of one regular and one alternate member of the Supervisory Committee for the Class A shares.

12.	Appointment of the regular and alternate members of the Supervisory Committee for the Class D shares.

13.	Determination of the number of regular and alternate members of the Board of Directors.

14.	Appointment of one regular and one alternate Director for the Class A shares and determination of their tenure.

15.	Appointment of regular and alternate Directors for Class D shares and determination of their tenure.

16.	Determination of advance compensation to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year that began on January 1, 2021.

17.	Reform of Sections 20 and 24 of the Company’s bylaws.

18.

Consideration of the merger by absorption by YPF S.A, acting as the absorbing company, and Compañía de Inversiones Mineras S.A., acting as the absorbed company, in accordance with the terms of section 82 et. seq. of the General Corporations Law No.19.550 (Ley General de Sociedades) and sections 80, 81, following and related sections of the Profit Tax Law No. 20.628 (Ley de Impuesto a las Ganancias) (t.o. 2019), as amended, and sections 172 to 176 of its regulatory decree.

19.

Consideration of the Special Merger Balance Sheets of YPF S.A. and the Consolidated Merger Annual Report (Estado de Situación Patrimonial Consolidado de Fusión) of YPF S.A. and Compañía de Inversiones Mineras S.A., all as of December 31, 2020, and the respective reports of the Supervisory Committee and the Independent Auditor.

20.	Consideration of the Preliminary Merger Agreement and the Merger Prospectus.

21.	Authorization to sign the Definitive Merger Agreement on behalf and in representation of the Company.

22.	Compliance with the order of the National Commercial Court of Appeals regarding the treatment the impairment charge of property, plant and equipment for Fiscal Year No. 40 ended on December 31, 2016.

23.	Consideration of the proposed formula adjustment for endowment of funds to the YPF Foundation.

*                *                 *

NOTES:

1) Item 1 on the agenda will only be considered in the event that, due to the state of emergency arising from the COVID-19 pandemic, there is a restriction on the free movement of persons in general, on a preventive and/or compulsory and/or sectorized basis, as of the date scheduled for the Meeting. In considering this item, the Shareholders of all classes of shares shall exercise their rights by voting jointly. For the treatment of this item, the Meeting shall be an Extraordinary Meeting and its approval shall require the majority required for the amendment of the Company’s bylaws.

In such case, the meeting shall be held remotely, through the Cisco Webex Events videoconference platform, which allows: i) free access to the Meeting for all participants with voice and vote; ii) the simultaneous transmission of sound, images and words during the course of the meeting, ensuring equal treatment of all shareholders; and iii) the recording of the Meeting and the safeguarding of such recording in digital format. Shareholders who have signed up within the legal period will be sent by e-mail, to the address provided when signed up or, failing that, to the address from which they signed up, the link to access the Meeting, together with instructions on access and the proceedings, so that they may participate in the meeting through the platform described above. In the event of participation through proxies or legal representatives, when signing up, shareholders shall provide the e-mail address of their appointed proxies or legal representatives, to which the aforementioned link and instructions shall be sent. In order to participate in the Meeting, shareholders or their legal representatives, as the case may be, must access the aforementioned link at least 20 minutes prior to the time indicated for the start of the Meeting. The Meeting will begin on time and no participants will be admitted after the time indicated for its commencement. At the opening of the meeting, a record shall be made of the persons taking part of the meeting, the capacity in which each of them is participating in the meeting, the place where they are, and the system used by the Company for this purpose. At the time of voting, each shareholder shall be asked to cast its vote on the motions proposed on each occasion, in order to cast its vote with audio and image. The members of the Supervisory Committee of YPF S.A. shall verify compliance with the applicable regulations.

2) If the legal conditions for the remotely holding of the Meeting are not met on the date scheduled for the Meeting, the Meeting shall be held at the registered office located at Macacha Güemes 515, Autonomous City of Buenos Aires.

3) The Company will evaluate the evolution of the facts regarding the COVID-19 pandemic, the sanitary emergency and the measures taken by the corresponding authorities. The Company is also actively working for the Meeting to comply with the rules, authorizations and regulations in force at any given time. Any changes that are resolved in this regard will be reported.

4) Shareholders are reminded that the Company’s Book-entry Shares (Registro de Acciones Escriturales) is kept by Caja de Valores S.A., based at 25 de Mayo 362, Autonomous City of Buenos Aires. Therefore, in accordance with the provisions of section 238 of the General Corporations Law No. 19.550, in order to attend the Meeting, they must obtain a certificate of the book-entry share account issued for this purpose by Caja de Valores S.A.

5) Shareholders that are companies incorporated abroad are reminded that they must comply with Sections 118 or 123 of the General Corporations Law No. 19,550. The representation must be exercised by the legal representative registered in the Public Registry or by a duly authorized agent in accordance with the provisions of Article 25, Chapter II, Title II of the Regulations of the National Securities Commission (Normas de la Comisión Nacional de Valores). Likewise, under the provisions of Article 22, Chapter II, Title II of the Regulations of the National Securities Commission, at the time of providing notice of attendance and at the time of the actual attendance, the holders of shares and their representatives, respectively must show the following information: name, surname and identity document; or corporate name and incorporation information, if applicable, and any other information specified in such regulation.

6) Shareholders are reminded that, in accordance with Article 24, Chapter II, Title II of the Regulations of the National Securities Commission, those who are legal entities or other legal structures shall inform to the Company on the day of the Meeting through a signed note as a sworn statement from their legal representatives, of the identification of their beneficial owners, including the following information: name, surname, nationality, permanent address, date of birth, national identity document or passport, CUIT, CUIL or other form of tax identification and profession.

7) Shareholders that are a “trust”, trust fund or similar arrangement are reminded that, in accordance with Article 26 Chapter II, Title II of the Rules of the National Securities Commission, must deliver to the Company on the day of the Meeting a duly signed certificate from their legal representative, that identifies the trust business subject to the transfer and includes the name and surname, address or registered office, identity card or passport number(s) or registration information, authorization or incorporation, of the trustor(s), fiduciary(ies), “trustee” or their equivalent, and trustees and/or beneficiaries or their equivalents according to the legal basis under which the trust was established, and the contract and/or the proof of registration for the contract in the relevant Public Registry, if applicable. The representative at the Meeting must be the estate management administrator, in the case of the trust fund, “trust” or similar arrangement; or the duly authorized agent. Holders of shares of the Company that are foundations or similar arrangements, whether public or private, must inform the Company by means of a duly signed certificate from their legal representative, indicating the same information previously referred with respect to their founding member, and if a different person, the person who provided the capital contribution or transfer to such foundation or similar arrangement. The representative at the Meeting must be the legal representative or the duly established agent.

Any Company’s shareholders that is a foundation or any similar entity, whether public or private, shall deliver to the Company a certificate duly signed by their legal representative, identifying the same information referred to above with respect to the founder and, if it is a different person, the person who has made the contribution or transfer to such assets. Representation at the Meeting shall be exercised by the legal representative or by a duly appointed representative.

8) As long as the circumstances set forth in Note 1) are complied, and in the event of participation through proxies or legal representatives, shareholders must send to the Company, 5 business days prior to the Meeting, the corresponding certificate, sufficiently authenticated, in PDF format, to the following e-mail address: asamblea@ypf.com. Likewise, as long as such circumstances are complied, shareholders may register by sending electronically the certificates issued by Caja de Valores S.A. (and other complementary documentation, as the case may be) (and other complementary documentation, as applicable, in PDF format), until April 26, 2021 at 5:00 p.m., to the following e-mail address: asamblea@ypf.com . The Company will send electronically to shareholders who have signed up in this way a receipt for the admission to the Meeting. At the time of signing up, we request that you provide your contact details (telephone, e-mail address and personal address) in order to keep you informed of any measures that may be taken with regard to the holding of the Meeting. If the measures ordered by the competent authorities are lifted prior to the Meeting, those shareholders who have not communicated their attendance by electronic means as indicated above, must do so by submitting the certificates issued by Caja de Valores S.A. (and other complementary documentation, as appropriate) at the registered office, base at 515 Macacha Güemes Street, Autonomous City of Buenos Aires, on business days from 10:00 a.m. to 1:00 p.m. and from 3:00 p.m. to 5:00 p.m., until 26 April 2021 at 5:00 p.m., inclusive. The Company will deliver to the Shareholders the receipt vouchers that will serve for admission to the Meeting.

Likewise, if it has been registered by e-mail and, once the measures ordered by the competent authorities have been lifted, the original certificate issued by Caja de Valores S.A. must be presented at the registered office and the other original authenticated instruments corresponding in each case, within 3 working days. The signing of the Register of Attendance at the Meeting, if applicable, shall be coordinated once the emergency measures in force have been lifted.

9) In considering the Agenda, the Shareholders of all classes of shares shall exercise their rights by voting jointly, except with respect to items 11, 12, 14 and 15.

10) For the treatment of items 1, 17, 18, 19, 20, 21, 22 and 23 of the Agenda, the Meeting will be conducted as an Extraordinary Meeting.

The Board of Directors

Pablo Gerardo González, Chairman of YPF S.A., appointed Director by the Supervisory Committee trough Meeting Minute No. 1181 and Chairman through Board of Directors Meeting Minute No. 457, both dated February 24, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 5, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer